UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of September 2007

                        Commission File Number 001-33444

                                   Eurand N.V.
           ---------------------------------------------------------
                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands
            ---------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

An extraordinary general meeting of the shareholders of Eurand N.V. (the "Company"), was held on August 29, 2007 (the "Meeting") in Amsterdam, The Netherlands. At the Meeting, the shareholders adopted a proposal to appoint Rolf
A. Classon and Angelo C. Malahias to the Board of Directors for an initial term of three years. The shareholders also adopted a proposal to approve the compensation of the newly appointed directors. The biographies of Messrs. Classon and Malahias and the terms of such compensation can be found in the Notice, Agenda & Explanation of Agenda Items/Shareholders' Circular that was made available to shareholders prior to the meeting and is attached hereto as
Exhibit 1. Also attached hereto as Exhibit 2 is a press release by Eurand, issued on September 13, 2007, announcing the appointment of the new directors. In addition, the shareholders approved a proposal to confirm the term of appointment for incumbent directors for an initial period of four years. Finally, the shareholders adopted a proposal to approve the amendment and restatement of the Company's 1999 Stock Option Plan (the "Plan"). The amended and restated Plan, renamed the Eurand N.V. Equity Compensation Plan, is attached hereto as Exhibit 3.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  September 13, 2007                EURAND N.V.



                                         By: /s/ Manya S. Deehr
                                             -----------------------------------
                                             Manya S. Deehr
                                             Chief Legal Officer & Secretary